Mail Stop 3561

December 5, 2007

By U.S. Mail and facsimile to (812) 491-4169

Neil C. Ellerbrook
Chairman, President and Chief Executive Officer
Vectren Corporation
One Vectren Square
Evansville, IN 47708

        Re: **Vectren Corporation**
                Definitive 14A
                Filed March 20, 2007
                File No. 1-15467

Dear Mr. Ellerbrook:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                    Sincerely,

                    Ellie Quarles
                    Special Counsel

cc: Ronald E. Christian